July 22, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Rufus Decker
Jenna Hough
Lilyanna Peyser

Re:	Mint Incorporation Limited
Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 27, 2024
Response to the Staff’s Comments Dated July 16, 2024
CIK No. 0001998560

Dear Ms. Hough, Ms. Peyser, Mr. Decker, and Mr. Friedman:

As counsel for Mint Incorporation Limited (the “Company”, “we” and “our”) and on its behalf, this letter is being submitted in response to the letter dated July 16, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on June 27, 2024.

Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 27, 2024

Cover Page

1.	We note your revised disclosure pursuant to comment 2 and reissue in part. Please affirmatively state here and throughout the filing as appropriate, including on the resale prospectus cover page, if there are restrictions or limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. If so, please disclose what such restrictions are.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on the cover page and page 4 of the Form F-1, to disclose the restrictions or limitation on the ability of the Company or Company’s subsidiaries by the PRC government to transfer cash or asset. We further respectfully advise the Staff that, since the Company and the shareholder who previously intended to sell their Class A Ordinary Shares (the “Selling Shareholder”) have agreed not to sell Selling Shareholder’s Class A Ordinary Shares through the Resale Prospectus, we have taken down the Resale Prospectus and all of the reference to the Selling Shareholder from the Form F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036